UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42013

Super x Ai Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On September 24, 2025, Super X AI Technology Limited (the “Company”) established a wholly owned subsidiary, SuperX AI Technology USA, in the state of Nevada. Attached as Exhibit 99.1 is the registrant’s press release of September 24, 2025 entitled, “SuperX Announces Establishment of U.S. Subsidiary to Accelerate Global AI Strategy and Deepen Silicon Valley Collaboration.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: September 24, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – SuperX Announces Establishment of U.S. Subsidiary to Accelerate Global AI Strategy and Deepen Silicon Valley Collaboration, dated September 24, 2025

2